C.I. Fund Management Inc.

02049871

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-364-1145
Toll Free: 1-800-268-9374

September 3, 2002

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

SEC MAIL RECEIVED PROCESSING SEP 10 2002 WASH. D.C. 165 SECTION

Dear Sirs:

Re: C.I. Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

C.I. FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

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Encls.

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CI Funds

82-4994

CI Funds™

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

"Fund Manager of the Decade" Bill Miller to advise CI Funds

TORONTO (August 1, 2002) – CI Funds announced today that it has retained Bill Miller, one of the most successful mutual fund portfolio managers in the United States, as sub-advisor to several mutual funds.

As manager of the Legg Mason Value Trust, a mutual fund offered in the United States to U.S. investors, Mr. Miller has beaten the S&P 500 Index every calendar year for the last 11 years – an accomplishment that has never been matched by any other equity mutual fund manager.

Mr. Miller's lengthy record of consistent outstanding performance has earned him praise and recognition from numerous observers. Morningstar.com named him "Fund Manager of the Decade" in 1999.

A December 2001 profile by Fortune magazine described him as "the country's best fund manager" and "one of the greatest investors of our time – on a par with giants like Warren Buffett, Peter Lynch and John Templeton."

Mr. Miller, who has been manager of the Legg Mason Value Trust since November 1990 and its co-manager from inception in 1982 to 1990, has outperformed the S&P 500 by nearly five percentage points a year on average. For the 10-year period ending June 30, 2002, Mr. Miller's fund has posted an average annual total return of 16.0%, versus 11.4% for the S&P (Source: Legg Mason Funds). The fund had $7.9 billion US in assets at June 30, 2002.

Mr. Miller, Chief Executive Officer of Legg Mason Funds Management, Inc., a wholly owned subsidiary of Legg Mason, Inc., will manage a new U.S. equity fund called the CI Value Trust Fund, to be launched later this month. He will also assume the management of the Clarica Premier American Fund on September 1, 2002, and the Clarica US Growth Equity Fund, effective late October 2002.

"We are pleased to add an extraordinary and talented manager such as Bill Miller to the CI family of funds," said Peter W. Anderson, President of CI Mutual Funds Inc. "With this agreement, CI will be the only retail fund company in Canada to offer Mr. Miller's expertise to the retail investor. This is an example of how CI continues to look for ways to offer its investors the widest selection of the world's best available portfolio managers."

“We’re looking forward to this collaboration with CI, a partner that we believe shares our ‘best-in-class’ approach,” Mr. Miller said.

Mark R. Fetting, Executive Vice President of Legg Mason, Inc. and President of its Legg Mason Funds, said, “This agreement will open an exciting new channel for Legg Mason within the Canadian marketplace, complementing the business of our own Canadian manager, Perigee Investment Counsel.”

CI Mutual Funds Inc. is a wholly owned subsidiary of C.I. Fund Management Inc. (TSX: CIX), an independent, Canadian-owned investment management company with the industry’s broadest of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

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For further information, contact:
Peter W. Anderson
President
CI Mutual Funds Inc.
Tel.: 416-364-1145

FOR IMMEDIATE RELEASE **TSE Symbol: CIX**

CI Funds reports July assets of $35.4 billion

TORONTO (August 6, 2002) – C.I. Fund Management Inc. today reported that it had total fee-earning assets at July 31, 2002, of $35.4 billion, an increase of 45% from a month earlier.

This total included mutual fund assets under management of $28.7 billion, an increase of 48% from June 30, 2002. Total fee-earning assets also included $1.9 billion in segregated funds, $752 million in labour-sponsored funds, $227 million in closed-end and other funds, and $3.9 billion in institutional accounts.

The 45% increase in assets follows the July 25 closing of the acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd. The two companies have now been amalgamated into CI's wholly owned subsidiary, CI Mutual Funds Inc.

It should be noted that CI's mutual fund assets as reported to the Investment Funds Institute of Canada do not include the segregated funds acquired from Clarica because these funds currently use a number of sub-advisors such as Fidelity Investments Canada, AIM Funds Management, Mackenzie Financial and AGF Funds. These companies may be including these funds in the assets they report to IFIC; however, the management fees are paid to CI.

In July, CI Mutual Funds (including the Spectrum and Clarica funds) had gross sales of $310 million and redemptions of $433, resulting in net redemptions of $123 million.

In other recent developments, CI announced on August 1 that it has engaged Bill Miller, a leading U.S. equity fund manager, to manage three mutual fund portfolios. As manager of the U.S.-based Legg Mason Value Trust, Mr. Miller has outperformed the S&P 500 Index each calendar year for the past 11 years – a feat that has never been matched by any other equity mutual fund manager. Mr. Miller, who was named "Fund Manager of the Decade" by Morningstar.com in 1999 and was described as "one of the greatest investors of our time" by Fortune magazine, is Chief Executive Officer of Legg Mason Funds Management, Inc. He will manage a new U.S. equity fund called the CI Value Trust Fund, to be launched later this month, and will assume the management of two Clarica funds.

Meanwhile, C.I. Fund Management's financial results for the quarter ended August 31, 2002, will include the operations of the Spectrum and Clarica funds for the period July 25 to August 31. The results will be announced on October 2, 2002.

In addition, as reported in the Management Discussion and Analysis released July 10, 2002, CI will begin expensing all stock options for the fiscal year that started June 1, 2002. All of CI's financial reports can be found on CI's website at www.cifunds.com under "Corporate Information."

C.I. Fund Management Inc. (TSE: CIX) is an independent, Canadian-owned investment management company with the industry's broadest selections of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds, segregated funds and hedge funds.

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For further information, contact:
William T. Holland
President and CEO
C.I. Fund Management Inc.
Tel.: 416-364-1145

Pour diffusion immédiate

Fonds CI annonce des actifs de 35,4 milliards de dollars en juillet

Toronto, le 6 août 2002 – C.I. Fund Management Inc. a annoncé aujourd'hui détenir un montant total de 35,4 milliards d'actifs rapportant des commissions au 31 juillet 2002, soit une augmentation de 45 % par rapport au mois précédent.

Ce total comprend les actifs de fonds mutuels sous gestion de 28,7 milliards de dollars qui sont en augmentation de 48% au 30 juin 2002. Le total des actifs rapportant des commissions inclut aussi 1,9 milliards de dollars de fonds distincts, 752 millions de dollars de fonds de travailleurs, 227 millions de dollars de fonds à capital fixe et autres fonds, et 3,9 milliards de dollars de comptes institutionnels.

L'augmentation de 45% des actifs fait suite à la clôture de l'acquisition de Gestion de Placements Spectrum et de Clarica Diversico ltée le 25 juillet. Les deux sociétés ont maintenant fusionné avec CI, filiale en propriété exclusive de CI Mutual Funds Inc.

On devra noter que les actifs en fonds mutuels de CI déclaré à l'Institut des fonds d'investissement du Canada ne comprennent pas les fonds distincts acquis de Clarica parce que ces fonds utilisent actuellement plusieurs sous-conseillers, tels que Placements Fidelity Canada, Gestion de Fonds AIM, la Corporation financière Mackenzie et les Fonds AGF. Il est possible que ces sociétés incluent ces fonds dans les actifs déclarés à l'IFIC; toutefois, les frais de gestion sont versés à CI.

En juillet, CI Mutual Funds (y compris les fonds Spectrum et Clarica) a enregistré des ventes brutes de 310 millions de dollars et des rachats de 433 millions; les rachats nets s'élèvent donc à 123 millions de dollars.

Au chapitre des autres nouvelles, CI a annoncé le 1er août avoir fait appel à Bill Miller, gestionnaire de fonds d'actions américaines de premier plan, pour gérer trois portefeuilles de fonds communs. En tant que gérant du fonds américain de valeur de fiducie Legg Mason, M. Miller a battu l'indice S&P 500 chaque année civile sur les 11 dernières années – exploit qui n'a jamais été égalé par aucun autre gérant de fonds communs d'actions. M. Miller, qui a été élu « Gestionnaire de la décennie » par Morningstar.com en 1999, et décrit comme « un des plus grands investisseurs de notre temps » pat le magazine Fortune, est chef de la direction de Gestionde fonds Legg Mason Inc.
Il gèrera un nouveau fonds d'actions américaines, le Fonds de valeur de fiducie CI, qui doit être lancé d'ici la fin du mois, et assumera la gestion de deux fonds Clarica.

Dans le même temps, les résultats financiers de C.I. Fund Management pour le trimestre terminé le 31 août 2002 comprendront l'exploitation des fonds Spectrum et Clarica sur la période du 25 juillet au 31 août. Les résultats seront annoncés le 2 octobre 2002.

En outre, comme il a été dit dans le rapport de gestion et d'analyse diffusé le 10 juillet 2002, CI commencera à passer en dépenses toutes les options d'achat d'actions pour l'exercice qui a débuté le 1er juin 2002. Tous les rapports financiers de Ci peuvent être

trouvés sur le site web de CI à l'adresse www.cifunds.com, à la rubrique « InfoSociété ».

C.I. Fund Management Inc. (TSE : CIX) est une société de gestion indépendante, sous contrôle canadien, qui offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds mondiaux 100 % admissibles aux REER, des fonds multi-gestionnaires, des fonds distincts et des fonds de couverture.

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Pour de plus amples renseignements, communiquez avec :
William T. Holland
Président et chef de la direction
C.I. Fund Management Inc.
Tél : 416-364-1145